Exhibit 3.3

ARTICLES OF AMENDMENT

OF

COLUMBIA BANKING SYSTEM, INC.

THESE ARTICLES OF AMENDMENT of the Amended and Restated Articles of Incorporation of Columbia Banking System, Inc., a Washington corporation, are executed and delivered for filing in accordance with the provisions of Section 23B.10.060 of the Washington Business Corporation Act:

1.	The name of the corporation is: Columbia Banking System, Inc.

2.	Section 4.1 of the Amended and Restated Articles of Incorporation of the corporation is hereby amended in its entirety to read as follows:

Section 4.1 The aggregate number of shares that the corporation shall have authority to issue is 520,000,000 common shares with no par value (hereinafter referred to as “the common stock”) and 2,000,000 preferred shares with no par value (hereinafter referred to as “the preferred stock”). The preferred stock is senior to the common stock, and the common stock is subject to the rights and preferences of the preferred stock as provided in the following section.

3.	The above amendment was adopted by the Board of Directors of the corporation on October 11, 2021.

4.

Shareholder approval of the above amendment was required, and the above amendment was duly approved by the shareholders of the corporation on January 26, 2022, in accordance with Section 23B.10.030 and Section 23B.10.040 of the Washington Business Corporation Act.

Effective the 28th day of February, 2022.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Kumi Yamamoto Baruffi
Name:	Kumi Yamamoto Baruffi
Title:	Executive Vice President and General Counsel
Date:	February 24, 2023